EXHIBIT 99.1
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     Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002


         In connection with the filing of the financial statements of Jinpan International Limited ("Registrant") for the fiscal year ended December 31, 2002 (the "Report"), each of the undersigned hereby certifies, to such officer's knowledge, that:


          1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and

          2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Registrant.


                                     /s/ Li Zhiyuan
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                                     Li Zhiyuan
                                     Chief Executive Officer


                                     /s/ Mark Du
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                                     Mark Du
                                     Principal Financial Officer